FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________	Form 40-F ____X_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	__________	No	_____X______

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2008	5

Document 1

April 2, 2008
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2008

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported results for the three months and fiscal year ended March 1, 2008 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the fourth quarter of fiscal 2008 was $1.88 billion, up 102% from $930.4 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 81% for handhelds, 14% for service, 3% for software and 2% for other revenue. Revenue for the fiscal year ended March 1, 2008 was $6.01 billion, up 98% from $3.04 billion last year.  RIM shipped 4.4 million smartphones in the fourth quarter and approximately 14 million smartphones during fiscal 2008.

Approximately 2.18 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was over 14 million.

"We are pleased to report another year of very strong growth with shipments of approximately 14 million BlackBerry smartphones and total revenue of $6 billion. Heightened retail activities helped drive exceptional subscriber growth during the fourth quarter with net subscriber account additions growing more than 32% over the previous quarter and well over 2 million net subscriber accounts added in a single quarter for the first time," said Jim Balsillie, Co-CEO at Research In Motion. "Looking forward, the prospects for RIM and the industry are more exciting than ever and we will continue to work closely with a thriving ecosystem of partners to build on our momentum during the year ahead."

Net Income for the quarter was $412.5 million, or $0.72 per share diluted, compared with net income of $370.5 million, or $0.65 per share diluted, in the prior quarter and net income of $187.4 million, or $0.33 per share diluted, in the same quarter last year.  For the fiscal year 2008, net income was $1.29 billion, or $2.26 per share diluted, up 105% over fiscal 2007.

Revenue for the first quarter of fiscal 2009 ending May 31, 2008 is expected to be in the range of $2.23-$2.30 billion.  Net subscriber account additions in the first quarter are expected to be approximately 2.2 million.  Earnings per share for the first quarter are expected to be in the range of $0.82-$0.86 per share diluted.

The total of cash, cash equivalents, short-term investments and long-term investments was $2.34 billion as at March 1, 2008, compared to $2.13 billion at the end of the previous quarter, an increase of $211 million over the prior quarter.   Uses of cash in the quarter included capital expenditures of $110 million and the acquisition of intangible assets of $310 million.

The replay of the company’s Q4 conference call can be accessed after 7 p.m. (eastern), April 2, 2008 until midnight (eastern), April 16, 2008.  It can be accessed by dialing 416-640-1917 and entering passcode 21221696#.  The conference call will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight April 16, 2008.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) 212.515.1924 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com
###
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue and earnings expectations for the first quarter of fiscal 2009 and anticipated growth in subscribers.  The terms and phrases, “looking forward”, “belief”, “will”, “continue”, “expected”, “forecast”, “plans” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM’s previously filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM's intellectual property rights;  risks relating to the efficient and uninterrupted operation of RIM’s network operations center; restrictions on import and/or use of RIM’s products in certain countries due to encryption of the products; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)

Consolidated Statements of Operations

	For the three months ended			For the year ended
	March 1, 2008	December 1, 2007	March 3, 2007	March 1, 2008	March 3, 2007

Revenue	$1,882,705	$1,672,529	$930,393	$6,009,395	$3,037,103
Cost of sales	914,483	824,657	433,035	2,928,814	1,379,301
Gross margin	968,222	847,872	497,358	3,080,581	1,657,802

Gross margin %	51.4%	50.7%	53.5%	51.3%	54.6%

Expenses
Research and development	104,573	92,150	67,321	359,828	236,173
Selling, marketing and
administration	267,881	238,175	167,112	881,482	537,922
Amortization	31,314	27,653	22,021	108,112	76,879
	403,768	357,978	256,454	1,349,422	850,974

Income from operations	564,454	489,894	240,904	1,731,159	806,828

Investment income	20,114	23,816	14,794	79,361	52,117

Income before income taxes	584,568	513,710	255,698	1,810,520	858,945

Provision for (recovery of) income
taxes
Current	178,579	141,457	33,232	587,845	123,553
Deferred	(6,512)	1,792	35,082	(71,192)	103,820
	172,067	143,249	68,314	516,653	227,373

Net income	$412,501	$370,461	$187,384	$1,293,867	$631,572

Earnings per share
Basic	$0.73	$0.66	$0.34	$2.31	$1.14
Diluted	$0.72	$0.65	$0.33	$2.26	$1.10

Weighted average number of common shares outstanding (000’s)
Basic	561,837	560,400	557,223	559,778	556,059
Diluted	573,851	573,700	570,759	572,830	571,809

Total common shares outstanding (000's)	562,652	561,003	557,613	562,652	557,613

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)

Consolidated Balance Sheets

As at	March 1, 2008	March 3, 2007

Assets
Current
Cash and cash equivalents	$1,184,398	$677,144
Short-term investments	420,709	310,082
Trade receivables	1,174,692	572,637
Other receivables	74,689	40,174
Inventory	396,267	255,907
Other current assets	135,849	41,697
Deferred income tax asset	90,750	21,624
	3,477,354	1,919,265

Long-term investments	738,889	425,652
Capital assets	705,955	487,579
Intangible assets	469,988	138,182
Goodwill	114,455	109,932
Deferred income tax asset	4,546	8,339
	$5,511,187	$3,088,949

Liabilities
Current
Accounts payable	$271,076	$130,270
Accrued liabilities	690,442	287,629
Income taxes payable	475,328	99,958
Deferred revenue	37,236	28,447
Current portion of long-term debt	349	271
	1,474,431	546,575

Long-term debt	7,259	6,342
Deferred income tax liability	65,058	52,532
Income taxes payable	30,873	-
	1,577,621	605,449

Shareholders’ Equity
Capital stock	2,169,856	2,099,696
Retained earnings	1,653,094	359,227
Paid-in capital	80,333	36,093
Accumulated other comprehensive income (loss)	30,283	(11,516)
	3,933,566	2,483,500
	$5,511,187	$3,088,949

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)

Consolidated Statements of Cash Flows

	For the three months ended March 1, 2008	For the year ended March 1, 2008

Cash flows from operating activities
Net income	$412,501	$1,293,867

Items not requiring an outlay of cash:
Amortization	50,512	177,366
Deferred income taxes	(6,657)	(67,244)
Income taxes payable	588	4,973
Share-based compensation	10,300	33,700
Other	1,890	3,303
Net changes in working capital items	146,639	130,794
Net cash provided by operating activities	615,773	1,576,759

Cash flows from financing activities
Issuance of share capital	16,438	62,889
Other paid-in capital	-	9,626
Excess tax benefits from stock-based compensation	(173)	8,185
Repayment of long-term debt	(81)	(302)
Net cash provided by financing activities	16,184	80,398

Cash flows from investing activities
Acquisition of long-term investments	(397,838)	(757,656)
Proceeds on sale or maturity of long-term investments	159,196	260,393
Acquisition of capital assets	(109,644)	(351,914)
Acquisition of intangible assets	(309,644)	(374,128)
Business acquisition	-	(6,200)
Acquisition of short-term investments	(199,958)	(1,249,919)
Proceeds on sale or maturity of short-term investments	216,300	1,325,487
Net cash used in investing activities	(641,588)	(1,153,937)
Effect of foreign exchange gain on cash and cash equivalents	4,034	4,034
Net (decrease) increase in cash and cash equivalents for the
period	(5,597)	507,254

Cash and cash equivalents, beginning of period	1,189,995	677,144
Cash and cash equivalents, end of period	$1,184,398	$1,184,398

As at	March 1, 2008	December 1, 2007

Cash and cash equivalents	$1,184,398	$1,189,995
Short-term investments	420,709	407,173
Long-term investments	738,889	536,127
	$2,343,996	$2,133,295

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 2, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations